[Letterhead]
                        McKenzie Bay International, Ltd.
                            975 Spaulding Avenue SE
                          Grand Rapids, Michigan 49546

November 15, 2004


Securities and Exchange Commission
Washington, D.C. 20549

   Re:   McKenzie Bay International, Ltd.
         Form SB-2
         File No. 333-119493


Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of our registration statement to 5 P.M. November 15, 2004 or as soon as practicable thereafter.

This confirms that:

     -	should the Commission or the staff, acting pursuant to delegated
	authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     -	the action of the Commission or the staff, acting pursuant to delegated
	authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     -	the company may not assert this action as a defense in any proceeding
	initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


McKenzie Bay International, Ltd.

By: /s/ Gregory Bakeman
_______________________
Gregory Bakeman, Chief Financial Officer.